Exhibit 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

Six Months Ended June 30,	2004		2003
Earnings:
Income before income taxes and cumulative effect of accounting change	$713		$541
Add:
Interest and fixed charges excluding capitalized interest	203		212
Portion of rent under long-term operating leases representative of an interest factor	95		90
Distributed income of investees accounted for under the equity method	2		1
Amortization of capitalized interest	4		4
Less: Undistributed equity in earnings of investments accounted for under the equity method	7		8

Total earnings available for fixed charges	$1,010		$840

Fixed charges:
Interest and fixed charges	$208		$216
Portion of rent under long-term operating leases representative of an interest factor	95		90

Total fixed charges	$303		$306

Ratio of earnings to fixed charges	3.33	x	2.75	x